SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2017 the company informed the summary of the resolutions adopted at the General Ordinary and Extraordinary shareholders’ meeting held on October 31, 2017

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES
The meeting approved by unanimous vote that the representatives of shareholders ANSES FGS, The Bank of New York Mellon (BONY), and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF THE GENERAL COMPANIES LAW No. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2017.

ITEM THREE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2017 FOR $3,260,477,816. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO $680,000,000 IN ADDITION TO THE INTERIM DIVIDENDS FOR $310,000,000 APPROVED BY THE SHAREHOLDERS’ MEETING DATED APRIL 5, 2017.
The meeting approved by majority of votes:
(I) To allocate the sum of $680,000,000 as cash dividends in addition to the interim dividends for $310,000,000 approved by the shareholders’ meeting dated April 5, 2017.
(II) To delegate to the Board of Directors the power to implement its payment to the shareholders, within the statutory terms set forth in the applicable laws, as well as the proceedings relating to and implementation of the payment of such dividend to the ADR holders. As concerns local shareholders who are holders of common shares, it is proposed that they be given the option to collect their ratable portion of such dividends in U.S. dollars instead of doing so in Argentine Pesos, to which end they shall give notice of their option to Caja de Valores S.A. until November 10, 2017, provided that in the case of payment of such dividend in U.S. dollars, the conversion value to U.S. Dollars will be set considering the Peso/U.S. Dollar seller exchange rate for wire transfers quoted by Banco de la Nación Argentina at the close of business of the trading day immediately preceding the date such dividends are made available in Argentine Pesos in Argentina.
(III) To allocate the balance of $2,270,477,816 to set up a special reserve, which may be used for future dividends, to execute new projects or any other projects that could be of interest to the Company in the next fiscal years, provided that a prudent and reasonable management policy is applied. It is put on record that the statutory reserve has been fully funded pursuant to the provisions of Section 70 of Law 19,550 and Section 5, Chapter III, Title IV of the Rules of the Argentine Securities Commission.

ITEM FOUR: RECLASSIFICATION OF RESERVE FOR FUTURE DIVIDENDS AS RESERVE FOR NEW PROJECTS FOR $356,598,237.
The meeting approved by majority of votes to reclassify the Reserve for Future Dividends as a Special Reserve for the sum of $356,598,237, which as stated in the previous item, could be used to pay future dividends, execute new projects or for any other projects that could be of interest to the Company over the next fiscal years.

ITEM FIVE: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during the fiscal year under review, with the applicable legal abstentions.

ITEM SIX: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the Supervisory Committee’s performance during the fiscal year under review.

ITEM SEVEN: CONSIDERATION OF COMPENSATION FOR $125,810,416 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes the sum of $125,810,416 payable to the Board of Directors as total compensation, for the fiscal year ended June 30, 2017, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered;and to empower the Board to (i) allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; and (ii) make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM EIGHT: CONSIDERATION OF COMPENSATION FOR $600,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting resolved by majority of votes to pay $600,000 to the Supervisory Committee as fees for the tasks discharged during the fiscal year under review, i.e., as of June 30, 2017, and to delegate to the Supervisory Committee the power to allocate such amount among its individual members.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE BOARD MEMBERS FOR THE STATUTORY TERM IN ORDER TO IMPLEMENT THE ELECTION BY THIRDS.
The meeting resolved by majority of votes:
1.- To appoint Messrs. Eduardo Sergio ELSZTAIN, Saúl ZANG, Alejandro Gustavo ELSZTAIN, Fernando Adrián ELSZTAIN and Daniel Ricardo ELSZTAIN as non-independent regular directors in accordance with the rules of the Argentine Securities Commission, and Messrs. Enrique Alberto ANTONINI, Leonardo Fabricio FERNÁNDEZ, Marcos Oscar BARYLKA and Mrs. Isella Angélica CONSTANTINI as independent regular directors in accordance with the applicable laws.
2.- To appoint Messrs. Gabriel Adolfo Gregorio Reznik, Juan Manuel Quintana, Mauricio Elías Wior, Salvador Darío Bergel, Pablo Daniel Vergara del Carril and Gastón Armando Lernoud as non-independent alternate directors.
It is put on record that, pursuant to the bylaws:
✓
regular directors Messrs. Alejandro Gustavo Elsztain, Fernando Adrián Elsztain and Leonardo Fabricio Fernández and alternate directors Messrs. Mauricio Elías Wior and Salvador Darío Bergel are appointed for a term of ONE FISCAL YEAR;
✓
regular directors Messrs. Saúl Zang, Enrique Alberto Antonini and Isella Angélica Constantini and alternate directors Messrs. Gabriel Adolfo Gregorio Reznik and Pablo Daniel Vergara del Carril are appointed for a term of TWO FISCAL YEARS; and
✓
regular directors Messrs. Eduardo Sergio Elsztain, Daniel Ricardo Elsztain, Marcos Oscar Barylka and alternate directors Messrs. Juan Manuel Quintana and Gastón Armando Lernoud are appointed for a term of THREE FISCAL YEARS.

ITEM TEN: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting resolved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Alicia Graciela Rigueira, Gastón Gabriel LIZITZA and Roberto Daniel MURMIS as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with the CNV rules, although they have provided remunerated professional assistance in connection with subsidiary companies under the scope of Section 33 of the General Companies Law No. 19,550.

ITEM ELEVEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes (a) to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2017/2018 fiscal year, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Mariano Carlos Tomatis as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Noemí Ivonne Cohn acting as Regular Independent Auditor and Marcelo Héctor Fuxman and José Daniel Abelovich as Alternate Independent Auditors.

ITEM TWELVE: DETERMINATION OF COMPENSATION FOR $15,627,686 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
The meeting approved by majority of votes that the sum of $4,666,344 paid in the fiscal ended June 30, 2017, be added to the amount approved at the previous shareholders’ meeting, i.e., the sum of $10,961,342, as a result of additional tasks developed by the Certifying Accountants. Therefore, the total amount of fees paid to the Certifying Accountant is $15,627,686.

ITEM THIRTEEN: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSET TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the exemption obtained by the Company, in its capacity as substitute obligor in connection with personal asset tax for the period beginning on January 1, 2016 and ending on December 31, 2018 (both dates inclusive), which exemption is applicable to the shareholders.

ITEM FOURTEEN: RENEWAL OF DELEGATION OF POWERS CONFERRED TO THE BOARD OF DIRECTORS IN ORDER TO DETERMINE THE TIME AND CURRENCY OF ISSUANCE AND FURTHER TERMS AND CONDITIONS GOVERNING THE ISSUE OF NOTES UNDER THE US$ 500,000,000 GLOBAL NOTE PROGRAM CURRENTLY IN EFFECT, AS APPROVED BY THE SHAREHOLDERS’ MEETINGS DATED OCTOBER 31, 2011, MARCH 26, 2015 AND OCTOBER 30, 2015. RENEWAL OF DELEGATION OF POWERS CONFERRED TO THE BOARD OF DIRECTORS IN ORDER TO IMPLEMENT THE INCREASE OF ITS AMOUNT BY AN ADDITIONAL AMOUNT OF US$100,000,000 AS APPROVED BY THE SHAREHOLDERS’ MEETINGS DATED OCTOBER 30, 2015 AND OCTOBER 31, 2016.
The meeting resolved by majority of votes:
(A)
to approve the renewal of the delegation to the Board of Directors of the broadest powers to: (i) implement the increase and/or reduction of the Program amount and determine the terms and conditions of the Program, pursuant to the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented; (ii) to approve and execute all the agreements and documents related to the Program and the issuance of each series and/or tranche of notes thereunder; and (iii) to determine the time and currency of issuance, term, price, form and conditions of payment, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program;

(B)
to authorize the Board of Directors to sub-delegate the powers referred to in item (A) above to one or more of its members, Company managers or individuals as determined by it in accordance with the applicable laws, which powers shall include the authority to: (i) apply for before the competent agencies the authorizations and consents required to obtain authorization for the public offering of the Program and the various series and/or tranches of notes issued thereunder by the Argentine Securities Commission, and their trading in the securities markets of Argentina and/or abroad, as determined by the Board of Directors, Caja de Valores S.A. and/or other comparable agencies; (ii) to execute any agreement or documents required to implement the Program and the issue and placement of the series and/or tranches of notes and make any changes, deletions or additions as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the securities markets of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable agencies.

ITEM FIFTEEN: RATIFICATION OF DELEGATION OF POWERS CONFERRED IN CONNECTION WITH THE CAPITAL INCREASE AND RELATED MATTERS RESOLVED AT THE SHAREHOLDERS’ MEETING DATED JUNE 26, 2017.
The meeting resolved by majority of votes to ratify: (i) the Board of Directors’ powers to resume the capital increase process approved at the shareholders’ meeting dated June 26, 2017;
(ii) the delegation to the Board of Directors the power to determine the range of the indicative subscription price and changes thereto, which may be non-binding, during the preemptive subscription period (should it be necessary considering market conditions and pricing level offered by investors) and the final subscription price (par value plus issue premium) of the new shares;
(iii) the delegation to the Board of the power to establish all such issue terms and conditions as not expressly determined by the shareholders’ meeting, with authority to sub-delegate such powers on one or more directors, company managers, or the persons thereby authorized, pursuant to applicable laws, including, without limitation: (i) the determination of the amount, time, manner, issue premium, subscription price, payment conditions and remaining terms and conditions of issuance; (ii) the application for authorization of public offering and listing of the shares to be issued by the Argentine Securities Commission (“CNV”) and/or listing and/or trading in any authorized public or private stock exchanges and/or securities markets in Argentina or abroad, with powers to request any other type of authorization for public offering to the Argentine Securities Commission, the United States Securities Commission (“SEC”) and/or other similar agencies in Argentina or abroad; (iii) the preparation and execution of the preliminary and final offering memoranda to be filed with the CNV, the SEC and/or other similar agencies and/or authorized private or public securities markets, in all cases of Argentina or abroad; (iv) the execution of all such documents as required to implement the issue of shares and the performance of any related acts in order to comply with the resolutions adopted by the shareholders’ meeting, with the broadest powers; and (v) use of proceeds of the issue.

ITEM SIXTEEN: CONSIDERATION OF AMENDMENT TO ARTICLE SIXTEEN OF THE BYLAWS REGARDING THE QUORUM REQUIRED TO HOLD BOARD MEETINGS WITH DIRECTORS PRESENT BY REMOTE COMMUNICATION MEANS.
The meeting approved by majority of votes to amend article sixteen of the bylaws regarding quorum and majorities, which article shall read as follows:
ARTICLE SIXTEEN: QUORUM AND MAJORITY. A) A quorum for a Board of Directors’ meeting is constituted with the presence of an absolute majority of regular or alternate directors. B) The Board of Directors will pass resolutions with the affirmative vote of the majority of the present members, including the votes cast by directors attending the meeting through simultaneous sound, or image and sound, broadcasting media, existing at present or in the future, according to the applicable laws and regulations. In the event of a tie, the vote cast by the Chairman, or the person acting in lieu of the Chairman, will count double. C) Resolutions passed at a Board’s meeting at which a quorum is constituted pursuant to section B) above will be held valid.

ITEM SEVENTEEN: AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, Pablo Larrañaga, Carolina Testa, Sofía Castillo and Ms. Andrea Muñoz and/or their appointees so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2017